Schiff Hardin LLP 901 K Street NW
Suite 700
Washington, DC 20001
T 202.778.6400
F 202.778.6460

schiffhardin.com

Ralph V. De Martino
(202) 724.6848
rdemartino@schiffhardin.com

May 14, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Claire DeLabar
Robert Littlepage
Matthew Derby
Larry Spirgel

Division of Corporation Finance

Re:	Good Works Acquisition Corp.
Draft Registration Statement on Form S-4
Confidentially submitted on March 19, 2021
CIK No. 0001819989

Ladies and Gentlemen:

On behalf of our client, Good Works Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 16, 2021 (the “Comment Letter”) with respect to the Draft Registration Statement on Form S-4 filed with the Commission by the Company March 19, 2021 (the “Draft Submission”). Concurrently with the filing of this letter, the Company is hereby submitting the Registration Statement on Form S-4 (the “Submission No. 2”) through EDGAR.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Draft Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus, page 22

1.

In an appropriate place in this section please provide a concise summary and table of the use of funds in this transaction, to include payments expected to be made to Bitfury and to affiliates of the Company.

United States Securities and Exchange Commission

May 14, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 27 and 28 of Submission No. 2 by including a sub-section “Sources and Uses of Funds for the Business Combination”.

Our success will be highly dependent upon maintaining a successful relationship with Bitfury..., page 44

2.	Explain how your agreement with Bitfury to deliver critical equipment will be maintained “on an arm’s length basis” in light of Bitfury’s control of Cipher.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 48, 49, 52, 121, 183, 184 and elsewhere of Submission No. 2. The revised disclosure provides that the agreement will be entered into between Cipher Mining Technology, Inc. and its sole shareholder Bitfury Top HoldCo B.V. (“Bitfury”). The additional disclosure also removes the references to “arm’s length basis”, clarifying that, while, the exact specifications, amount, quantity and timing for the equipment and services that Cipher Mining Technology, Inc. may request under the Master Services and Supply Agreement will be specified in individual orders that may be placed in the future pursuant to the agreement, the Master Services and Supply Agreement includes several key terms that are more advantageous from the perspective of Cipher Mining Technology, Inc. (“Cipher”). Specifically, Cipher expects to benefit from the right of first refusal regarding the purchase of ASIC chips that Bitfury makes available to the market in future and the “most-favored nation pricing” protection in relation to the services and equipment to be supplied by Bitfury.

The Company also notes that, while upon completion of the planned business combination between the Company and Cipher (the “Business Combination”), the Cipher Stockholder is expected to beneficially own approximately 77.66% of New Cipher’s common stock and, therefore, New Cipher will be a “controlled company” under Nasdaq corporate governance standards, New Cipher has voluntarily elected to comply with the Nasdaq corporate governance requirement that a majority of the New Cipher Board, compensation and nominating and corporate governance committees consist of independent directors. These governance protections are put in place to ensure arm’s length bargaining in relation to material transactions between Cipher and Bitfury and to ensure Cipher’s independence, notwithstanding Bitfury’s significant share ownership.

Risk Factors

We are exposed to risks related to disruptions in the global supply chain..., page 47

3.	Please revise this risk factor to include a discussion regarding limitations of and competition in microchip manufacturing, including the current shortage in supply.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 52 and 53 of Submission No. 2 to include two additional risk factors elaborating on this risk: “Miners rely on components and raw materials that may be subject to price fluctuations or shortages, including ASIC chips that have been subject to an ongoing significant shortage, and we cannot order the equipment necessary for our initial buildout phase without the funds that we expect to obtain upon Closing of the Business Combination” and “We are exposed to risks related to disruptions or other failures in the supply chain for cryptocurrency hardware and difficulties in obtaining new hardware.”

United States Securities and Exchange Commission

May 14, 2021

Risks Related to Cryptocurrency Mining, page 64

4.	Discuss how the limited supply of bitcoins that can be mined (and the current mining total) affects your business plan.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 71 and 72 of Submission No. 2, clarifying the risk by adding a new risk factor “The supply of Bitcoin is limited, and production of Bitcoin is negatively impacted by the Bitcoin halving protocol expected every four years.”

Background to the Business Combination, page 112

5.

We note your disclosure that Tyler Page worked on a contract basis for Bitfury immediately prior to being designated to be CEO of Cipher. We further note your disclosure on page 181 that Mr. Page served as Bitfury’s Head of Business Development for digital asset infrastructure. Please provide a more detailed discussion regarding Mr. Page’s duties while at Bitfury. As part of your disclosure, discuss management’s determination that Mr. Page, the CEO of a Bitfury affiliate, and former employee of Bitfury, could make decisions independently of Bitfury and conduct negotiations on an arms-length basis.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 121 and 193 and elsewhere of Submission No. 2.

The revised disclosure lists Mr. Page’s main duties while at Bitfury and clarifies that, since the inception of Cipher, Mr. Page focused on preparation for the Business Combination and set-up of Cipher’s planned operations following the Business Combination. Mr. Page’s contract with Bitfury Holding B.V. will terminate upon Closing; however, since March 2021 he already ceased all responsibilities thereunder.

6.	Define the phrase “greenfield company.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 122 of Submission No. 2 by removing the phrase and clarifying the reference.

The GWAC Board’s Reasons for the Business Combination, page 115

7.

In light of the pre-existing relationships between members of the company’s management and Bitfury, explain how the board determined that the company’s policies did not trigger the need to obtain a fairness opinion for the transaction.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s policies require that its board of directors (the “Board of Directors”) obtain a fairness opinion in connection with a proposed initial business combination if the target company is affiliated with the Company’s officers or directors. None of the Company’s officers or directors is affiliated with the counterparty in the proposed initial business combination, Cipher, and therefore the Company believes that a fairness opinion is not required.

United States Securities and Exchange Commission

May 14, 2021

The term “affiliate” is defined under Regulation C, Rule 405 promulgated under the U.S. Securities Act of 1933, as amended, as follows:

“[a]n affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.”

At the time of the introduction to the Company of the potential opportunity to effect an initial business combination with Cipher, the only officer or director of the Company who had a relationship with Cipher or any of its affiliates was Douglas C. Wurth. Mr. Wurth is the Co-Chairman and a member of the Board of Directors. He is also the Chairman of 500 N 4th Street LLC, doing business as Standard Power (“Standard Power”), and he owns a controlling interest in Perpetual Power LLC which, in turn, owns a majority of the equity interests in Standard Power. Prior to the Company’s consideration of the Business Combination, Standard Power was in negotiations with Bitfury, Cipher’s majority shareholder, to provide to Bitfury hosting and transmission infrastructure to accommodate Bitcoin mining in the United States. The relationship between Standard Power and Bitfury led to Mr. Wurth introducing Bitfury and Cipher to the Company. At that time and as of the time that the Business Combination was considered and approved by the Board of Directors, Standard Power did not have any established business relationship with Cipher or any of its affiliates.

Neither Mr. Wurth nor Standard Power is controlled by, or is under common control with Cipher, Bitfury or any of their affiliates. Standard Power is an independent company with its own governance structure; Standard Power’s management is not interlocked with the boards of directors of any of Cipher, Bitfury or any of their affiliates; neither Standard Power nor Mr. Wurth owns any interest in Cipher or in any affiliate of Cipher; neither Cipher nor any affiliate of Cipher owns any interest in Standard Power; and there were no business relationships between Standard Power, on the one hand, and Cipher or any of Cipher’s affiliates, on the other hand, at any of the relevant times that could support a conclusion that Mr. Wurth or Standard Power was controlled by, controlling, or under common control with Cipher, Bitfury or any of their affiliates. In fact, the business relationship between Standard Power and Cipher was not concluded until April 1, 2021, when the parties signed the Standard Power Hosting Agreement. The Company respectfully revised pages 31, 128 and 182 of Submission No. 2 to clarify this.

From the outset Mr. Wurth made full disclosure to the Board of Directors of his potential interest in the Business Combination, and the Board of Directors addressed his “interested person” status in its deliberations and its consideration of the Business Combination. Mr. Wurth’s interest in the transaction is disclosed on pages 128, 129 and 235 of Submission No. 2. That said, “interested person” status under the Delaware General Corporation law is not synonymous with, and in fact is a distinct concept from, an “affiliated person” status under the U.S. federal securities laws. Mr. Wurth is “interested” in the Business Combination but he is not affiliated with any of Cipher, Bitfury or any of their affiliates, and therefore the Company’s view is that, under the Company’s policies, no fairness opinion is or was required.

United States Securities and Exchange Commission

May 14, 2021

Certain Cipher Projected Financial Information, page 119

8.	We note the assumptions used in preparing your projections through 2025. Please clarify the following:

•	The basis for the 100% linear growth in Bitcoin over the five year period;

•

How you determined that the network hashrate will be ~455 Eh/s at the end of 2025. In that regard, we note that over the last 4 years the Bitcoin hashrate has increased by a substantially greater degree than your projections for hashrate over the next 4 years;

•	Whether you assumed increases in ASIC efficiency in TH per watt, and, if so, what rate you used for your assumptions; and

•	Whether you considered the block reward halving expected to occur in 2024.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 127 and 128 of Submission No. 2. The Company also provides the following clarifications:

•	The basis for the 100% linear growth in Bitcoin over the five year period;

Cipher prepared its select financial projections for 2021E-2025E period using a proprietary quantitative model. In this model, Bitcoin’s linear growth from $25,000 to $50,000 was used as a simplified, but more conservative price path.

•

How you determined that the network hashrate will be ~455 Eh/s at the end of 2025. In that regard, we note that over the last 4 years the Bitcoin hashrate has increased by a substantially greater degree than your projections for hashrate over the next 4 years;

In light of the industry dynamics and the development stage of the Bitcoin ecosystem, Cipher’s management does not believe that the Bitcoin hashrate will continue its growth at the same pace that it has over the past 4 years and believes the ~455 Eh/s estimate at the end of 2025 to be realistic.

•	Whether you assumed increases in ASIC efficiency in TH per watt, and, if so, what rate you used for your assumptions; and

The table below sets out Cipher’s management assumed increases in ASIC efficiency, underlying the model. The Company has revised page 128 of Submission No. 2 to explicitly clarify.

Projections Year	2021E	2022E	2023E	2024E	2025E
ASIC efficiency in W/TH (Watts per Terahash)(1)	31	20	15	12	10

(1)	ASIC efficiency of 31 Watts per Terahash (W/TH) in 2021E, and increasing in new ASIC chip models to 20 W/TH in 2022E, 15W/TH in 2023E, 12W/TH in 2024E and 10 W/TH in 2025E.

•	Whether you considered the block reward halving expected to occur in 2024.

The Company respectfully advises the Staff that the expected 2024 halving has been considered and included in all model calculations. The Company has revised page 127 and elsewhere of Submission No. 2 to explicitly clarify this.

United States Securities and Exchange Commission

May 14, 2021

Business Overview, page 164

9.

Please revise to clarify whether Bitfury is the manufacturer and fabricator of the ASIC Chips, or whether those chips are sourced from third-party manufacturers. If so, provide disclosure regarding any agreements Cipher or Bitfury has with those manufacturers, and provide the material terms of the agreement. If Bitfury fabricates and manufacturers the ASIC chips, provide a discussion regarding the potential supply constraints and manufacturing capacity of Bitfury.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 52, 178, 179 and elsewhere of Submission No. 2 to clarify that Bitfury designs the ASIC chips, but it does not own or operate any chip manufacturing facilities (also known as foundries). Similarly to most of its peers, Bitfury relies on a single third-party foundry partner to manufacture its silicon wafers required for the chips. The production of ASIC chips typically requires highly sophisticated silicon wafers, which currently, only a small number of foundries in the world are capable of producing. For the large-scale manufacturing of its new NIVEN ASIC chip, Bitfury is expecting to utilize the manufacturing capacity at its foundry partner. The risks and production constraints related to this planned production are similar to any other supply and product quality risks that may arise in the context of Cipher’s equipment procurement. The Company elaborated on these in the revised pages 52 and 53 in the risk factors “Miners rely on components and raw materials that may be subject to price fluctuations or shortages, including ASIC chips that have been subject to an ongoing significant shortage, and we cannot order the equipment necessary for our initial buildout phase without the funds that we expect to obtain upon Closing of the Business Combination” and “We are exposed to risks related to disruptions or other failures in the supply chain for cryptocurrency hardware and difficulties in obtaining new hardware” of Submission No. 2.

While the Company has the option under the Master Services and Supply Agreement, and may prefer, to order the NIVEN ASIC chips for its miners, it is not required to do so and, as provided on pages 48, 52, 178 and 179 of Submission No. 2, if the Company is unwilling or unable or to obtain the NIVEN chip or servers from Bitfury, the Company has flexibility and may rely on other third-party suppliers for the required chips and servers in order to meet its planned timing under the initial buildout phase.

Information About Cipher, page 164

10.

We note your disclosure here and in the summary that you are a “technological leader in the Bitcoin space”. Please revise to provide your basis for this assertion including whether it is based on objective factors such as market penetration or revenue, or if it is a belief of management.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 22, 189 and elsewhere of Submission No. 2.

Our Key Strengths, page 166

11.

We note that your graph comparing the price of Bitcoin to the hashrate only reflects January 2020 through February 2021. However, you provide projections and assumptions regarding hashrate and price through 2025. Please revise the graph to reflect a similar period of time as your projections to provide greater understanding of your projections and assumptions.

United States Securities and Exchange Commission

May 14, 2021

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Cipher’s management team believes that the graph, in its current form, is more informative for investors: (i) the graph does not capture the time period prior to January 2020, because Cipher’s management team believes the period prior to January 2020, in which hashrate was significantly lower could be confusing and not informative for investors, and instead it is more useful to show a more mature stage of the Bitcoin market and (ii) Cipher’s management team believes that providing any projections on the price of Bitcoin or the hashrate in the future may be misleading to investors due to Bitcoin’s price volatility. Cipher believes that the assumptions regarding Bitcoin’s general price development, the hashrate underlying its model and base projections for 2021E-2025E in the section “Certain Cipher Projected Financial Information” would sufficiently inform the investor.

12.

You indicate that your expected average cost of energy of 2.7c/kWh will provide you with a cost leadership advantage over your main competitors and that you may be able to gain market share if the Bitcoin price drops because of your low cost electricity. Please revise to quantify how Bitfury’s electricity costs compare to the electricity costs of its main competitors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 174 of Submission No. 2. To provide a more complete picture and ensure we quote reliable data, we set out the median electricity price paid by miners in North America and globally, which was presented by the Cambridge Centre for Alternative Finance September 2020 benchmarking study.

13.

We note your disclosure that you may have the ability to mine over 21,000 Bitcoin per annum in December 2025. Please revise to clarify whether this is pre- or post- halving, which is expected to occur in 2024. In addition, provide balancing disclosure regarding the limitations on the underlying assumptions in determining that you will be able to mine 21,000 Bitcoin per annum.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 71, 174, 180, 190 and elsewhere of Submission No. 2.

Unique access to technology for best-in-class performance, page 166

14.

We note your disclosure that New Cipher will benefit from “most-favored nation pricing.” Please revise to disclose how Bitfury’s Bitcoin ASIC miners will be allocated between New Cipher’s operations and Bitfury’s existing mining operations and any potential conflict of interest. In addition, disclose the material terms of the Master Services and Supply Agreement, including whether Bitfury must provide a minimum number of ASIC miners, the model and efficiency of the ASIC models to be provided, the time frame for deliver of the ASIC miners, and whether New Cipher has any minimum purchase or payment obligations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the description of the “Master Services and Supply Agreement” on pages 48, 49, 183, 184 and elsewhere of Submission No. 2.

United States Securities and Exchange Commission

May 14, 2021

15.

Please tell us whether the Master Services and Supply Agreement requires that the supply, maintenance, and/or operation of the ASIC miners is exclusive to Bitfury ASIC Miners and products. In that regard, we note there are several substantially larger ASIC manufacturers, including Bitmain and Canaan, that may produce more efficient ASIC Chips and miners.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that subject to the service exclusivity right under the Master Services and Supply Agreement, which is granted to Bitfury with respect to New Cipher’s planned initial physical locations (comprising three sites in Texas and one site in Ohio), the Master Services and Supply Agreement does not require that the supply, maintenance, and/or operation of the ASIC miners to be exclusive to Bitfury ASIC Miners and products. The Company respectfully revised the description of the “Master Services and Supply Agreement” on page 183 and 184 and elsewhere of Submission No. 2 to clarify.

Expected Revenue Structure, page 171

16.

We note that you expect your revenue to consist of Bitcoin block rewards and transaction fees. However, Bitcoin transaction fees are both variable and are included in the block rewards. Please tell us why you have disaggregated transaction fees from block rewards, and provide a discussion regarding the variability in transaction fees, including the current and past average transaction fees per block. In addition, please expand your disclosure regarding your expectation that transaction fees will become a larger proportion of revenue, your assumptions in that regard and by what proportion you expect transaction fees to increase over time.

Response: The Company respectfully acknowledges the Staff’s comment and revised pages 180 and 181 of Submission No. 2. The Company advises the Staff that transaction fees and block rewards are two separate revenue streams. Block rewards are fixed and the Bitcoin network is designed to periodically reduce them through halving. Currently one block reward is 6.25 Bitcoin, and it is estimated that it will halve again to 3.125 Bitcoin in March 2024. Bitcoin miners also collect transaction fees for each transaction they confirm. Miners validate unconfirmed transactions by adding the previously unconfirmed transactions to new blocks in the blockchain. Miners are not forced to confirm any specific transaction, but they are economically incentivized to confirm valid transactions as a means of collecting fees. Miners have historically accepted relatively low transaction confirmation fees, because miners have a very low marginal cost of validating unconfirmed transactions; however, unlike the fixed block rewards, transaction fees may vary, depending on the consensus set within the network.

As the use of the Bitcoin network expands and the total number of Bitcoin available to mine and, thus, the block rewards, declines over time, we expect the mining incentive structure to transition to a higher reliance on transaction confirmation fees, and the transaction fees to become a larger proportion of the revenues to miners.

17.

Address how you will determine when to sell Bitcoin for fiat currency to fund operations or growth and through what exchange. To the extent you have an agreement with a third-party exchange, please disclose the material terms and file the agreement as an exhibit. Discuss whether your Bitcoin will be held in digital wallets, exchanges or hardware wallet, and the security precautions you will take to keep the mined Bitcoin secure.

United States Securities and Exchange Commission

May 14, 2021

Response: The Company respectfully acknowledges the Staff’s comment and revised page 181 of Submission No. 2. to clarify that it has not set any specific amount or proportion of Bitcoin that it would periodically exchange for fiat currency. Subject to its strategic development plans, the Company may from time-to-time exchange Bitcoin for fiat currency to fund its operations and growth, or for any other reason. The Company currently has no agreements with any third-party exchanges and would consider exchanging its Bitcoin for fiat currency, if any, through OTC transactions and on exchanges. Cipher expects to work with qualified U.S. institutional custodians and expects to keep the majority of its mined Bitcoin in cold storage.

The Company clarified on page 63 of Submission No. 2 that it generally plans to hold the majority of its cryptocurrencies in cold storage to reduce the risk of malfeasance; however the Company may also use third-party custodial wallets and, from time to time, hot wallets or rely on other options that may develop in the future.

Bitcoin Mining, page 176

18.

Please discuss how the company will utilize mining pools and how mining pools operate. As part of your discussion, explain whether the company will aggregate the hashing power into pools hosted by third-parties, the company or Bitfury, and the fees that will be incurred.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company plans to utilize one or more third–party mining pools and is currently in the process of evaluating various options. The Company has no immediate plans to establish its own third–party mining pool. However, the Company would periodically re-evaluate this as part of its overall strategy going forward and, in the future, may also decide to stop using mining pools. The Company has revised pages 177 and 178 of Submission No. 2 to clarify its approach and provide the investors more background information regarding “mining pools”, in general.

Cipher’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 178

19.

Refer to your disclosure of Expected Revenue Structure on page 171. We note that you expect to derive revenues from block rewards and transaction fees earned for verifying transactions in support of the blockchain and that a trend in which transaction fees will constitute an increasing portion of revenues as the total number of Bitcoin available to mine declines over time. Please expand MD&A to include a discussion of this trend in known trends or future events, integrating your discussion with the industry information discussed on pages 175 and 176.

Response: The Company respectfully acknowledges the Staff’s comment and revised page 190 of Submission No. 2.

Unaudited Pro Forma Condensed Combined Financial Information, page 188

20.

We note in Risk Factor disclosure on page 34 that Cipher’s success will be highly dependent upon maintaining a successful relationship with Bitfury Holding B.V. and upon the ongoing provision of equipment and services by Bitfury. We note that Prepaid Services of $50 million is recorded as an asset on the pro forma balance sheet and constitutes the majority of non-cash assets. We also note that the Master Services and Supply Agreement with

United States Securities and Exchange Commission

May 14, 2021

Bitfury will cover the first $200 million of equipment and services from Bitfury with a 25% discount to Cipher. Due to the significance of Bitfury to Cipher for ongoing operations, please provide financial statements for Bitfury, the counterparty to the prepaid services and Master Services and Supply Agreement, pursuant to Rule 3-13 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 48, 49, 52, 178, 183, 184 and elsewhere in Submission No. 2 to (i) state that the Master Services and Supply Agreement will be entered into between Cipher Mining Technology, Inc. and its sole shareholder Bitfury Top HoldCo B.V. (together with its subsidiaries and affiliates, the “Bitfury Group”) and (ii) clarify that, while provision of equipment and services by the Bitfury Group under the Master Services and Supply Agreement may be beneficial for Cipher due to the favorable pricing and other terms for Cipher, Cipher is under no obligation to order any equipment or services from the Bitfury Group. Cipher can and may utilize third-party suppliers and service providers whenever it sees fit, subject to the service exclusivity right, which is granted to Bitfury in the Master Services and Supply Agreement with respect to Cipher’s planned initial physical locations (comprising three cities in Texas and one city in Ohio).

The Company also notes that, while upon completion of the Business Combination, Bitfury Top HoldCo B.V. is expected to beneficially own approximately 77.66% of New Cipher’s common stock (if no GWAC Common Shares are redeemed) and, therefore, New Cipher will be a “controlled company” under Nasdaq corporate governance standards, New Cipher has voluntarily elected to comply with the Nasdaq corporate governance requirement that a majority of its Board, compensation and nominating and corporate governance committees consist of independent directors. These governance protections are put in place specifically to set up arm’s length bargaining in relation to material transactions between New Cipher and the Bitfury Group and to ensure New Cipher’s independence, notwithstanding Bitfury Top HoldCo B.V.’s significant share ownership.

In addition, the Company does not believe that the consolidated or stand-alone financial statements of Bitfury Top HoldCo B.V. are relevant to an investor’s understanding of Cipher, pre-Closing, or New Cipher, post-Closing, and may be misleading to investors and cause undue reliance or unfounded expectations. Bitfury Group is a global blockchain and technology company with diverse operations and a very different financial profile from Cipher. Cipher does not look to the financial resources of Bitfury for payment of its expenses or other liabilities, provision of any potential collateral or any other form of financial assistance. Except for the optional provision of equipment and services on terms advantageous to Cipher under the Master Services and Supply Agreement, which is left to Cipher’s discretion, subject to monitoring by Cipher’s majority independent board, Bitfury has no role in Cipher’s operations, aside from the service exclusivity right under the Master Services and Supply Agreement, which is granted to Bitfury with respect to New Cipher’s planned initial physical locations (comprising three sites in Texas and one site in Ohio).

United States Securities and Exchange Commission

May 14, 2021

Regarding the $50 million of Bitfury private placement in the New Cipher Common Stock which is meant to be offset by a 25% discount to Cipher under the Master Services and Supply Agreement, the Company respectfully advises the Staff that it has revised the disclosure on page 87 in Submission No. 2 to clarify a risk that if the $50 million of Bitfury private placement does not materialize, the funds available for Cipher’s expected operational rollout may be limited or Cipher may lack sufficient funds to conduct its initial buildout phase as planned.

21.	Refer to Note 3 on page 194. Please expand the disclosure to clarify that the power arrangements are based on letters of intent and not definitive agreements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Cipher has now entered into one definitive agreement under its letters of intent. The Company has revised pages 181 and 182 and elsewhere of Submission No. 2 to reflect this update and attached the Standard Power Hosting Agreement as Exhibit 10.5 to Submission No. 2.

Beneficial Ownership of Securities, page 217

22.

We note that the Cipher Stockholder will hold 77.66% of the outstanding New Cipher stock at the closing of the transaction, and New Cipher will be a “Controlled Company” under Nasdaq rules. Explain why the Cipher Stockholder is not listed in the beneficial ownership table, and whether there are any natural person(s) who exercise voting control over those securities.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 233 of Submission No. 2.

Financial Statements - Good Works Acquisition Corp.

Note 10 - Subsequent events, page F-19

23.	Please revise the disclosure to include the date that the financial statements were issued.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as an SEC filer the Company disclosed that subsequent events were performed through the date the financial statements were issued in accordance with the Update No. 2010-09 — Subsequent Events (Topic 855) Amendments to Certain Recognition and Disclosure Requirements.

24.	Please disclose as a subsequent event the Agreement and Plan of Merger with Cipher and include the details of the accounting treatment for the transaction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Note 11 on pages F-45 and F-46 of Submission No. 2 to reflect the Merger Agreement and clarify that Cipher will be treated as the acquiror for accounting purposes.

Financial Statements - Cipher Mining Technologies Inc.

Note 2. Basis of Presentation, Summary of Significant Accounting Policies and Recent

United States Securities and Exchange Commission

May 14, 2021

Accounting Pronouncements, page F-25

25.	Please disclose in sufficient detail your revenue recognition accounting policy.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages F-53, F-54 of Submission No. 2 to update its financial statements to include the policy revenue recognition policy in Cipher Mining Technologies Inc. financial statements for the period ended January 31, 2021.

Note 6. Subsequent Events, page F-27

26.

Please expand the disclosure of the proposed business combination to explain your accounting treatment to be afforded to the 5 million shares in exchange for benefits-in-kind upon consummation of the merger. Please also include disclosure of the accounting treatment to be afforded to the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages F-53 and F-54 of Submission No. 2.

27.

We note that the third power arrangement includes the terms and conditions for a joint venture agreement with a counterparty (WindHQ) that was assigned to the Company by BHBV. Please expand the disclosure to include the accounting treatment to be afforded to the joint venture following the merger and provide financial statements for the joint venture pursuant to Rule 3-09 of Regulation S-X or revise the disclosure to clarify that the joint venture is in the planning stage, as you disclose on page 173.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page F-57 of Submission No. 2.

General

28.

We note that throughout the registration statement you associate Bitfury’s past performance with the potential performance of New Cipher. Please substantially revise your disclosure to make clear that Cipher has had limited operations, that it is a separate entity from Bitfury and that Bitfury’s past performance in foreign jurisdictions may not be comparable to Cipher’s planned operations in the United States.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 22, 45, 173 and 189 of Submission No. 2.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at 202-724-6848 or on my mobile at 202-415-8300, or via email at rdemartino@schiffhardin.com, with any questions or comments regarding this correspondence.

Very truly yours,

United States Securities and Exchange Commission

May 14, 2021

/s/ Ralph V. De Martino
Ralph V. De Martino
Schiff Hardin LLP

cc:	(via email)

Fred S. Zeidman, Good Works Acquisition Corp.

Cary Grossman, Good Works Acquisition Corp.

J. David Stewart, Latham & Watkins LLP

Ryan Maierson, Latham & Watkins LLP